SEC FILE NUMBER

001-12647

CUSIP NUMBER

68618W
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):   ☐   Form 10-K   ☑    Form 11-K   ☐   Form 20-F   ☐   Form 10-Q
 ☐   Form N-SAR   ☐   Form N-CSR
For the Period Ended: December 31, 2006
     ☐   Transition Report on Form 10-K
     ☐   Transition Report on Form 20-F
     ☐   Transition Report on Form 11-K
     ☐   Transition Report on Form 10-Q
     ☐   Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________
     Read Instruction Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________

PART I
REGISTRANT INFORMATION
Full name of registrant: ORIENTAL FINANCIAL GROUP INC.
Former name if applicable: ___________________________

Address of principal executive office (Street and number): Oriental Center, Professional Offices Park, 997 San Roberto Street
City, state and zip code: San Juan, Puerto Rico 00926
PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     The audited financial statements of the Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the “Plan”) for the fiscal year ended December 31, 2006, have not yet been completed. Certain items of information and documents that were pending in connection with the audit were recently submitted to KPMG LLP, the Plan’s independent registered public accounting firm, by Oriental Financial Group Inc., as Plan sponsor. It is expected that the audited financial statements of the Plan will be completed within the 15-day period after June 29, 2007.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Mr. Norberto González (Name)	787 (Area Code)	771-6800 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒   Yes   ☐   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐   Yes   ☒   No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
ORIENTAL FINANCIAL GROUP INC.
     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2007	By:	/s/ Norberto González
Norberto González
Executive Vice President & CFO